SILVERADO GOLD MINES LTD

February 6, 2012

Via e-mail

H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Re: Silverado Gold Mines Ltd.
Amendment No. 1 to Form 10-K for Fiscal Year Ended November 30, 2010
Filed December 12, 2011
Response Letter Dated September 9, 2011
File No. 000-12132

Dear Mr. Schwall:

We refer to your letter of January 24, 2012 addressed to the Company with your Comments on the Company's Amendment No. 1 to Form 10-K for Fiscal Year Ended November 30, 2010 filed December 12, 2011. For your ease of reference, our responses to your comments are numbered in a corresponding manner.

Amendment No. 1 to Form 10-K for Fiscal Year Ended November 30, 2010
Filed December 12, 2011
Directors, Executive Officers, and Corporate Governance, page 52

Comment #1

We note that on page 53, you state that your audit committee was comprised of Messrs. Stuart McCulloch and Gary Anselmo. We also note, however, that in your letter dated September 9, 2011, you included draft disclosure that indicated that your audit committee was comprised of your entire board of directors, consisting of Messrs. Donald Balletto and Gary Anselmo. Please ensure that your disclosure accurately identifies the members of your audit committee.

308 – 5455 152nd Street, Surrey, BC V3S 5A5 Office: (604) 595-4130 Toll Free: (800) 665-4646 Fax: (604) 595-4142 www.silverado.com

Response:

In the Macdonald Tuskey letter of September 9, 2011 as the response to Prior Comment #7; the letter should read:

> Our Audit Committee currently consists of Donald Balletto. . Our board of directors has determined that no member of our audit committee is independent as that term is defined in Rule 121 of the American Stock Exchange listing standards. Our board of directors has determined none of the directors on our audit committee presently meets the definition of a "financial expert" based on their respective experience and qualification. Our audit committee presently does not include a member who has been determined by our board of directors to qualify as a "financial expert". Our board of directors is presently looking for a suitable candidate to join as a member of our board of directors and who would meet the definition of "financial expert". We were unable to identify such a candidate during our most recent fiscal year.

Engineering Comments

Comment #2

We note your response to our comment number 6 from our letter dated August 30, 2011. We are unable to locate any capital or operating costs associated with your level development or access ramp development in your financial model. Please tell us if you have included the costs associated with the development of your orebody in your financial analysis associated with your probable reserve.

Response

Please see attached the response from the Company's Certified professional Geologist.

Comment #3

We note your response to our comment number 6 from our letter dated August 30, 2011. In addition, we note on page 25 of your amended 10-K that you disclose metal prices of $1100/ounce for gold and $5/lb for Antimony. Your technical reports indicate you used metal prices of $700/ounce for gold and $2.25/lb for antimony in the calculation of your mineral reserves. Please explain to us why these numbers are different and, if necessary, modify your disclosure accordingly.

SILVERADO GOLD MINES LTD

Response

Please see attached the response from the Company's Certified professional Geologist.

Closing Comment

We kindly request your consideration to allow the Company to disclose accurately the members of its audit Committee in its upcoming 10K filing.

Since the Company has incurred minimal property work this year and as a result very little of consequence has changed or been reported in the 10K and the 10K/A, we suggest that the Company do not file a second amendment, thereby placing a 3rd 10K document to the public record. By not placing a 3rd 10K document into the Public Record, we may eliminate any likely confusion.

Yours truly,
Silverado Gold Mines Ltd.

/s/ G. L. Anselmo
President & CEO

308 – 5455 152nd Street, Surrey, BC V3S 5A5 Office: (604) 595-4130 Toll Free: (800) 665-4646 Fax: (604) 595-4142 www.silverado.com